UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PRAECIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

739421402

(CUSIP Number)

EFFICACY CAPITAL, LTD.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mark Lappe, Managing Partner	with a copy to:
Jon Faiz Kayyem, Managing Partner	Morrison & Foerster LLP
11622 El Camino Real, Suite 100	Jeremy D. Glaser, Esq.
San Diego, CA 92130	12531 High Bluff Drive, Suite 100
Phone: (858) 759-1499	San Diego, CA 92130
Phone: (858) 720-5103

November 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Efficacy Biotech Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 306,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 306,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.86%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Efficacy Biotech Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 306,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 306,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.86%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Efficacy Biotech Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 306,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 306,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.86%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Efficacy Capital Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 306,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 306,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.86%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Lappe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 306,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 306,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.86%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 739421402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jon Faiz Kayyem

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 306,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 306,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.86%

14.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends its Schedule 13D Statement, previously filed with the Securities and Exchange Commission on October 10, 2006 (the “Schedule 13D”), relating to the common stock of Praecis Pharmaceuticals, Inc. (“Issuer”).

Item 1.	Security and Issuer
No material change.

Item 2.	Identity and Background
No material change.

Item 3.	Source and Amount of Funds or Other Consideration
No material change.

Item 4.	Purpose of Transaction
No material change.

Item 5.	Interest in Securities of the Issuer

(a)                    The Reporting Persons collectively own 306,800 shares of the Issuer’s Common Stock comprising 2.86% of the Issuer’s outstanding Common Stock.

(b)                   Each of the Reporting Persons has sole voting power and sole dispositive power of zero shares of the Issuer’s Common Stock.  The Reporting Persons collectively have shared voting power of 306,800 shares of the Issuer’s Common Stock and shared dispositive power of 306,800 shares of the Issuer’s Common Stock.

(c)                    Not applicable.

(d)                   No person other than the Reporting Persons has rights with respect to the economic or voting interests associated with the Shares.

(e)                    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material change.

Item 7.	Material to Be Filed as Exhibits
Attached hereto as Exhibit 1 is the Joint Filing Agreement of the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 20, 2006

Efficacy Biotech Fund, L.P.,	Efficacy Capital Ltd.
a Delaware limited partnership	a Bermuda limited liability company

By: Efficacy Capital Ltd.	/s/ Mark Lappe
Its: General Partner	By: Mark Lappe
Its: Managing Partner
/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,	Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company	a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.	By: Efficacy Capital Ltd.
Its: Manager	Its: Manager

/s/ Mark Lappe	/s/ Mark Lappe
By: Mark Lappe	By: Mark Lappe
Its: Managing Partner	Its: Managing Partner

/s/ Mark Lappe	/s/ Jon Faiz Kayyem
Mark Lappe	Jon Faiz Kayyem